

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Marc Thompson
Chief Financial Officer
EverCommerce Inc.
3601 Walnut Street
Suite 400
Denver, CO 80205

      Re: EverCommerce Inc.
           Form 10-K for the year ended December 31, 2023
           Form 10-Q for the quarter ended March 31, 2024
           Form 8-K furnished on May 9, 2024
           File No. 001-40575

Dear Marc Thompson:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Item 1A. Risk Factors, page I-11

1.   We note your Risk Factors section is longer than 15 pages. Please revise the forepart of the filing to provide a summary risk factor section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in your company speculative or risky. Refer to Item 105(b) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Overview, page II-3</u>

2.   Considering the insignificant number of acquisitions during the last two fiscal years, please revise to disclose annualized net revenue retention rate using actual rather than pro forma revenue information. In addition, revise to disclose the revenue retention rate for each period presented and discuss any significant fluctuations from period to period. We refer you to your response to comment 9 in your May 10, 2021, letter and comment 2 in your May 28, 2021, letter. Lastly, clarify your reference to "annualized" and "monthly" revenue retention rates and tell us whether the calculations differ. To the extent these measures are the same, and in an effort to avoid confusion, revise to consistently refer to this measure throughout.

<u>Key Business and Financial Metrics, page II-6</u>

3.   You state that management believes the measure of pro forma revenue growth rate is useful due to the number of acquired entities. Please explain further why you continue to believe this measure is necessary considering there was one acquisition in fiscal 2023 and none in 2022. Alternatively, revise to disclose the GAAP revenue growth rate. To the extent significant acquisitions in a given period impact such growth rate, supplement your discussion of the GAAP revenue growth rate measure with a quantified discussion of the impact from such transactions.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 4. Revenue</u>
<u>Remaining Performance Obligations, page II-37</u>

4.   You state on page I-20 that most of your contracts consist of open-ended arrangements that can be terminated by either party without penalty, generally upon providing 30-day notice. Please revise to disclose, if appropriate, that arrangements with termination rights are considered to be one-month contracts and are, therefore, excluded from your remaining performance obligation. We refer you to comment 23 in your May 10, 2021, response letter and comment 9 in your May 28, 2021, letter.

<u>Form 10-Q for the quarter ended March 31, 2024</u>

<u>Note 6. Goodwill, page 6</u>

5.   We note your goodwill impairment charge of $3.4 million related to the sale of North America Fitness, and the $3.0 million of goodwill transferred to assets held for sale related to the pending sale of UK Fitness. We also note the fitness solutions sale included various entities such as Clubwise, American Service Finance and MyPTHub, to which at the time of acquisition you allocated approximately $38.2 million in goodwill. Please explain the difference between the total acquired goodwill of $38.2 million and the total reduction in goodwill of $6.4 million related to these entities.

Form 8-K furnished on May 9, 2024

Exhibit 99.1, page 1

6.   Your discussion of pro forma revenue, which excludes revenue from your fitness solutions business, appears to be a non-GAAP measure. Considering the sale of your fitness solutions does not qualify as discontinued operations pursuant to ASC 205-20, your non-GAAP measure appears to substitute an individually tailored recognition and measurement method for those of GAAP. Please explain how you considered the guidance in Question 100.04 of the Non-GAAP C&DIs or revise as necessary.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lisa Storey